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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: July 11, 2006

CEMEX, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya # 325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.            Press release, dated July 11, 2006, issued by CEMEX, S.A. de C.V., announcing that beginning on July 17, 2006, trading in its Ordinary Participation Certificates ("CPOs") and beginning on July 24, 2006 trading in its American Depositary Shares ("ADSs") will reflect its previously announced two-for-one stock split (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A. de C.V.

(Registrant)

Date: July 12, 2006	By: /s/ Humberto Moreira
Name:	Humberto Moreira
Title:	Capital Markets Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.

Press release, dated July 11, 2006, issued by CEMEX, S.A. de C.V., announcing that beginning on July 17, 2006, trading in its Ordinary Participation Certificates ("CPOs") and beginning on July 24, 2006 trading in its American Depositary Shares ("ADSs") will reflect its previously announced two-for-one stock split (attached hereto as exhibit 1).

Exhibit 1

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Abraham Rodriguez (52-81) 8888-4262	Analyst Relations Ricardo Sales (646) 572-2376

CEMEX ANNOUNCES TWO-FOR-ONE STOCK SPLIT

MONTERREY, MEXICO, July 11, 2006 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that beginning on July 17, 2006, trading in its Ordinary Participation Certificates ("CPOs") and beginning on July 24, 2006 trading in its American Depositary Shares ("ADSs") will reflect its previously announced two-for-one stock split.

In connection with the stock split, which was approved by CEMEX's shareholders on April 27, 2006, each of CEMEX's existing series A shares will be surrendered in exchange for two new series A shares, and each of CEMEX's existing series B shares will be surrendered in exchange for two new series B shares. Each existing CPO, which represents two existing series A shares and one existing series B share, will be surrendered in exchange for two new CPOs. Each new CPO will represent two new series A shares and one new series B share. The new CPOs will be identical in all material respects to the existing CPOs.

Beginning on July 24, 2006, trading on the New York Stock Exchange will reflect the stock split as each ADS holder will receive one additional ADS for every existing ADS, each representing ten new CPOs. During the period between July 17 and July 21, 2006, the number of CEMEX's existing ADSs, each of which currently represents ten CPOs, will not change; instead it will include the right to receive an additional ADS on July 24, 2006.

The proportional equity interest participation of existing shareholders in both CPOs and ADSs will not change as a result of the stock split.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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